Exhibit 23

Consent of Independent Registered Public Accounting Firm

The People’s United Bank, N.A. Human Resources Administrative Committee and Participants of the People’s United Bank, N.A. 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (no. 333-140865) of People’s United Financial, Inc. of our report dated June 21, 2019 with respect to the statements of net assets available for plan benefits of the People’s United Bank, N.A. 401(k) Employee Savings Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4(i) – schedule of assets (held at year end) as of December 31, 2018 which report appears in the December 31, 2018 annual report on Form 11-K of the People’s United Bank, N.A. 401(k) Employee Savings Plan.

/s/ McSoley McCoy & Company

South Burlington, Vermont

June 21, 2019